Management’s Discussion & Analysis
For the period ended June 30, 2010
Dated August 5, 2010
Earnings and profitability
Sun Life Financial(1) prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company can be found in its consolidated annual and interim financial statements and accompanying notes (Consolidated Financial Statements), annual and interim management’s discussion and analysis (MD&A) and annual information form (AIF), copies of which have been filed with securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov. The financial results presented in this document are unaudited.

Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures”. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

This document contains forward-looking information and non-GAAP financial measures. Additional information on forward-looking information and non-GAAP measures can be found below in the Forward-Looking Information and Use of Non-GAAP Financial Measures sections.
FINANCIAL SUMMARY

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (loss) ($ millions)	213	409	296	(140)	591	622	378
Operating earnings (loss) ($ millions)	213	409	296	(140)	591	622	405
Basic earnings (loss) per common share (EPS) ($)	0.38	0.72	0.53	(0.25)	1.06	1.10	0.68
Diluted EPS ($)	0.37	0.72	0.52	(0.25)	1.05	1.09	0.67
Diluted operating EPS($)	0.37	0.72	0.52	(0.25)	1.05	1.09	0.72
Return on common equity (ROE) (%)	5.4	10.5	7.6	(3.5)	14.9	8.0	4.7
Operating ROE	5.4	10.5	7.6	(3.5)	14.9	8.0	5.1
Average diluted common shares outstanding (millions)	568.4	566.4	564.0	560.8	560.6	567.4	560.2
Closing common shares outstanding (millions)	569.2	566.8	564.4	562.4	560.7	569.2	560.7

Q2 2010 vs. Q2 2009
The Company reported net income attributable to common shareholders of $213 million for the quarter ended June 30, 2010, compared to net income of $591 million in the second quarter of 2009. Results in the second quarter of 2010 reflected volatile market conditions. During the second quarter of 2010 the S&P 500 dropped 11.9%, while the S&P/TSX Composite Index fell by 6.2%. Interest rates also decreased during the quarter with long-term government rates in Canada and the United States falling between 42 and 89 basis points.
Net income in the second quarter of 2010 was adversely impacted by $187 million from unfavourable equity market conditions, $99 million from a decrease in interest rates, and $14 million from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009. These unfavourable impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities and an overall tax recovery during the quarter, which included a tax benefit of $53 million generated in the Company’s United Kingdom operations. Credit experience was favourable in the second quarter of 2010 relative to the same period a year ago.
Results in the second quarter of 2009 were favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the second quarter of 2009 were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, as well as credit impairments incurred during the quarter.
Return on equity (ROE) for the second quarter of 2010 was 5.4%, compared with 14.9% for the second quarter of 2009. The decrease in ROE was primarily the result of lower earnings, which decreased to $0.37 per share in the second quarter of 2010 from $1.05 per share in the second quarter of 2009.
Q2 2010 vs. Q2 2009 (year-to-date)
Common shareholders’ net income for the first six months of 2010 was $622 million, compared to $378 million for the same period in 2009. The increase of $244 million was primarily the result of more favourable credit experience, the favourable impact of fixed income investing activities on policy liabilities and tax benefits generated in the Company’s United Kingdom operations. Partially offsetting these improvements were unfavourable market conditions and lower interest rates.
Operating net income for the six months ended June 30, 2010, was $622 million, compared to $405 million for the first six months of 2009. The difference between operating and reported net income for the first six months of 2009 reflected restructuring costs of $27 million taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency. There were no differences between operating and reported net income in the first six months of 2010.
(1) Together with its subsidiaries and joint ventures, “the Company” or “Sun Life Financial”.

4 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 4 to the Company’s interim Consolidated Financial Statements for the quarter ended June 30, 2010. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.
SLF Canada

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	38	138	138	134	131	176	208
Group Benefits	69	50	72	44	52	119	117
Group Wealth	39	50	33	41	27	89	79

Total	146	238	243	219	210	384	404

SLF Canada had net income of $146 million in the second quarter of 2010 compared to net income of $238 million in the first quarter of 2010 and earnings of $210 million in the second quarter of 2009. Earnings in the second quarter of 2010 were adversely impacted by declining equity markets and unfavourable interest rate movements. This was partially offset by the favourable impact of fixed income investing activities on policy liabilities, mortality and morbidity gains, favourable credit experience and lower taxes on investment income.
Results in the second quarter of 2009 were favourably impacted by increasing equity markets, partially offset by unfavourable interest rate related hedge impacts, changes in asset default assumptions in anticipation of future credit-related losses and increased tax provisions.
Earnings for the first six months of 2010 were $384 million compared to $404 million for the same period last year. Net income decreased primarily from declining equity markets and less favourable mortality and morbidity experience, partially offset by the favourable impact of interest rate movements, and improved credit experience.
In the second quarter of 2010, sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 19% from the same period a year ago to $296 million. Sales of Individual life and health insurance increased 24% due to improved market conditions, product changes and sales initiatives. In Group Wealth, Group Retirement Services sales were down 62% primarily due to reduced industry activity, however, pension rollover sales increased by 21% to $233 million, with a four-quarter average retention rate of 50%. Group Benefits sales were down 19%, particularly in the mid-market segment, while large and small case sales increased by 10% from the second quarter of 2009.
SLF U.S.

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (loss) (US$ millions)
Annuities	(55)	53	(80)	(186)	187	(2)	(137)
Individual Insurance	(50)	5	50	(222)	70	(45)	13
Employee Benefits Group	14	28	22	22	30	42	78

Total (US$ millions)	(91)	86	(8)	(386)	287	(5)	(46)
Total (C$ millions)	(95)	88	(9)	(413)	364	(7)	(43)

SLF U.S. reported a net loss of C$95 million in the second quarter of 2010 compared to net income of C$88 million in the first quarter of 2010 and net income of C$364 million in the second quarter of 2009. The strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009 decreased the reported net loss in SLF U.S. by C$13 million.
SLF U.S. reported a net loss of US$91 million in the second quarter of 2010 compared to net income of US$287 million in the second quarter of 2009. The loss in the second quarter of 2010 reflected the adverse impact of declining equity markets and interest rates and unfavourable morbidity experience.
Earnings in the second quarter of 2009 were higher primarily from the favourable impact of equity markets, the narrowing of credit spreads and increasing interest rates. The favourable impacts on earnings were partially offset by reserve increases related to changes in asset default assumptions in anticipation of future credit-related losses and downgrades on the investment portfolio, as well as net credit impairments incurred during the quarter.
The net loss for the first six months of 2010 was US$5 million compared to a net loss of US$46 million for the same period last year. The improvement over the prior year was primarily due to improved credit experience. This was partially offset by declining equity markets and interest rates and unfavourable morbidity experience in the current year.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 5

Despite challenging equity markets, domestic variable annuity sales in the second quarter of 2010 were US$893 million, an increase of 7% from the same period a year ago, reflecting improved wholesaler productivity and the new simplified variable annuity product launched in the prior quarter. The new variable annuity product continues to meet customer needs while effectively managing risk. As anticipated, fixed annuity sales decreased in the second quarter of 2010, consistent with the Company’s decision to offer the product only on an opportunistic basis. Employee Benefits Group sales in the second quarter of 2010 were US$94 million, a decrease of US$32 million or 25% compared to the prior year. Second quarter 2010 individual insurance domestic sales were US$33 million, representing a 40% decrease from the prior year primarily due to lower sales of no-lapse guarantee universal life insurance and lower sales in non-core product lines. The Company will exit the no-lapse guarantee market and continue to focus on new and existing individual insurance offerings, such as the recently launched current assumption universal life product, which have greater potential for sustainable and profitable growth.
MFS INVESTMENT MANAGEMENT

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (US$ millions)	46	47	47	39	27	93	50
Common shareholders’ net income (C$ millions)	47	49	49	43	32	96	60
Pre-tax operating profit margin ratio(2)	29%	30%	29%	28%	23%	29%	22%
Average net assets (US$ billions)	191	189	181	162	140	190	133
Assets under management (US$ billions)(2)	183	195	187	175	147	183	147
Net sales (US$ billions)	3.7	3.1	6.1	7.7	4.9	6.8	5.1
Asset appreciation (depreciation) (US$ billions)	(15.9)	4.8	6.9	20.0	17.9	(11.1)	7.2
S&P 500 Index (daily average)	1,134	1,121	1,088	994	893	1,128	852

MFS reported net income of C$47 million in the second quarter of 2010 compared to earnings of C$49 million in the first quarter of 2010 and earnings of C$32 million in the second quarter of 2009. The strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009 decreased MFS earnings by C$6 million.
In U.S. dollars, earnings in the second quarter of 2010 were US$46 million compared to earnings of US$27 million in the second quarter of 2009. The increase in earnings from the second quarter of 2009 was primarily due to higher average net assets, which increased to US$191 billion in the second quarter of 2010 from US$140 billion in the second quarter of 2009 as a result of strong net sales and improved performance in financial markets.
Earnings for the first six months of 2010 were US$93 million, compared to US$50 million one year ago. The increase in earnings over the first six months of 2009 was primarily due to higher average net assets, which increased to US$190 billion for the first six months of 2010 from US$133 billion in the first six months of 2009.
MFS’s retail fund performance remains strong with 83% and 86% of fund assets ranked in the top half of their respective Lipper categories based on three-year and five-year performance, respectively. Performance in the Global/International equity style has been especially strong, with 98% of fund assets ranking in the top half of their three-and five-year Lipper averages as of June 30, 2010.
Total assets under management at June 30, 2010 were US$183 billion compared to US$187 billion at December 31, 2009. Net sales of US$6.8 billion were more than offset by the negative performance of financial markets, which reduced asset levels by US$11.1 billion in the first six months of 2010.
SLF ASIA

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income ($ millions)	23	4	27	13	19	27	36

Second quarter earnings for SLF Asia were $23 million compared to earnings of $4 million in the first quarter of 2010 and earnings of $19 million in the second quarter of 2009. The increase in earnings compared with the second quarter of 2009 was primarily due to in-force business growth and improved results in India, partially offset by more favourable investment experience in the second quarter of 2009.
Net income for the first six months of 2010 was $27 million compared to net income of $36 million in the same period one year ago. The decline in net income for the first six months of 2010 compared to the same period in 2009 was primarily due to lower earnings in Hong Kong from higher levels of new business strain in 2010, partially offset by in-force business growth and improved results in India. Earnings in the first six months of the prior year benefited from higher levels of experience gains.
Individual life sales for the first six months were down 12% over the same period last year, mainly due to lower sales in India, which have been impacted by major industry-wide regulatory changes to unit-linked products. Excluding India, individual life sales were up 71% driven by sales growth in all other markets. In particular, individual life sales in China and Hong Kong were up 207% and 26%, respectively. On July 20, China Insurance Regulatory Commission officially approved the restructuring of Sun Life Everbright Life Insurance as a domestic insurance company. Sun Life Financial will have a 24.99% interest in the restructured company.

(2)	Pre-tax operating profit margin ratio and assets under management are non-GAAP measures. See Use of Non-GAAP Financial Measures.

6 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE
Corporate includes the results of the Company’s U.K. operations (SLF U.K.) and Corporate Support, which includes the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (loss) ($ millions)
SLF U.K.	102	50	9	10	(50)	152	(50)
Corporate Support	(10)	(20)	(23)	(12)	16	(30)	(29)

Total	92	30	(14)	(2)	(34)	122	(79)

The Corporate segment reported net income of $92 million in the second quarter of 2010, compared to net income of $30 million in the first quarter of 2010 and a loss of $34 million in the second quarter of 2009. The strengthening of the Canadian dollar relative to average foreign exchange rates in the second quarter of 2009, most notably the British pound, decreased Corporate earnings by $17 million.
SLF U.K. reported net income of $102 million in the second quarter of 2010, compared to a loss of $50 million in the second quarter of 2009. Earnings increased primarily as a result of a $53 million tax benefit associated with a favourable tax judgment received by the Company, and the addition of the Lincoln U.K. business which was acquired in the fourth quarter of 2009. Losses in the second quarter of 2009 in SLF U.K. were primarily as a result of reserve increases for downgrades on the investment portfolio. In Corporate Support, the loss in the second quarter of 2010 was $10 million, compared to net income of $16 million one year earlier. The decrease of $26 million was primarily attributable to a lower level of net income in the Company’s life retrocession business, which despite increasing over the amount reported in the first quarter of 2010, was less than the second quarter of 2009.
Net income for the first six months of 2010 in Corporate was $122 million compared to a loss of $79 million for the same period last year. Earnings in SLF U.K. were higher primarily as a result of the tax benefit, as well as the favourable impact of the Lincoln U.K. acquisition. Losses in the first six months of 2009 in SLF U.K. include reserve increases for downgrades on the investment portfolio. In Corporate Support, losses for the first six months were relatively unchanged from the prior year. Restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency in the first six months of 2009, were largely offset by lower levels of income in the Company’s life retrocession business for the first six months of 2010.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues. As a result, revenue does not fully reflect the sales activity during the respective periods.
Net investment income experiences volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, the Company conducts actuarial assessments of the amount of assets required to support the actuarial liabilities. Additional detail on the Company’s accounting policies can be found in its 2009 annual MD&A.

	Quarterly results					Year to date
($ millions)	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Revenues
SLF Canada	2,739	2,697	2,291	3,388	3,479	5,436	5,728
SLF U.S.	2,709	2,134	1,818	3,643	3,893	4,843	6,253
MFS	348	346	342	322	299	694	587
SLF Asia	398	398	353	588	634	796	872
Corporate (net of consolidation adjustments)	612	480	189	890	415	1,092	308

Total as reported	6,806	6,055	4,993	8,831	8,720	12,861	13,748

Impact of currency and changes in the fair value of	1,051	245	(794)	2,780	2,516	1,296	2,587
held-for-trading assets and derivative instruments

Total adjusted revenue	5,755	5,810	5,787	6,051	6,204	11,565	11,161

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 7

Revenues for the second quarter of 2010 were $6.8 billion, compared to $8.7 billion in the second quarter of 2009. The decrease of $1.9 billion included a $554 million reduction from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009. Other impacts on revenue, which exclude the impact of currency, include:
(i)	a decrease in net investment income of $865 million. This was primarily due to lower net gains on changes in the fair value of held-for-trading assets and non-hedging derivatives; and

(ii)	a decrease in premium revenues of $702 million, primarily due to lower fixed annuity premiums in SLF U.S., consistent with the Company’s opportunistic approach to this product; partially offset by

(iii)	an increase of $207 million in fee income, primarily from MFS, which benefited from higher average net asset levels resulting in higher fee income.
Revenues of $12.9 billion for the six months ended June 30, 2010, were down $887 million from revenues of $13.7 billion in the comparable period a year earlier. The strengthening of the Canadian dollar relative to average exchange rates in the first six months of 2009 decreased reported revenues by $1.2 billion. Other impacts on revenue, which exclude the impact of currency include:
(i)	a decrease in premium revenues of $1.0 billion, primarily due to lower fixed annuity premiums in SLF U.S.; partially offset by

(ii)	an increase in net investment income of $837 million as gains on non-hedging derivatives were partially offset by changes in the fair value of held-for-trading assets; and

(iii)	an increase of $450 million in fee income, primarily from MFS which benefited from higher average net asset levels resulting in higher fee income.
INCOME TAXES
During the second quarter of 2010, the Company had a tax recovery of $84 million on income before taxes and non-controlling interest of $164 million, leading to a negative effective tax rate of 51.2%. This compares to a tax expense of $228 million in the second quarter of 2009 on income before taxes and non-controlling interest of $843 million and an effective tax rate of 27%.
The Company’s effective tax rate is generally below the statutory income tax rate of 30.5% due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items.
The effective tax rate for the second quarter of 2010 was significantly impacted by a gross tax benefit of $76 million recorded in relation to a favourable judgment received by the Company in the United Kingdom allowing Sun Life Assurance Company of Canada (U.K.) Limited to carry forward tax losses incurred before 2002 to reduce tax payable for 2002 and subsequent years. This tax benefit was partially offset by a valuation allowance of $23 million which resulted in a net tax benefit of $53 million representing the portion of the losses that are more likely than not to be realized.
In addition, the Company’s income tax recovery for the quarter benefited from lower taxes on investment income. This benefit was partially offset by the impact of losses in lower-taxed jurisdictions in the second quarter. Furthermore, the lower level of earnings in the Company as a whole impacted the effective tax rate and is a significant contributor to the Company’s negative tax rate in the quarter.
In the second quarter of 2009 the Company’s effective tax rate of 27% was lower than the statutory rate of 32% due to the sustainable stream of tax benefits. The effective tax rate in the second quarter of 2009 significantly exceeded the effective tax rate in the current quarter primarily due to higher levels of pre-tax income in higher-taxed jurisdictions, such as Canada and the United States.

($ millions, except where noted)	Q2’10		Q2’09

Total net income before income taxes and non-controlling	$164		$843
interest in net income of subsidiaries
Expected tax expense (recovery) at the combined Canadian	50	30.5%	270	32.0%
federal and provincial statutory income tax rate
Increase (decrease) in rate resulting from:
Tax exempt investment income(3)	(39)	(23.8)%	(28)	(3.3)%
Increase (decrease) in reserves for uncertain tax positions(4)	(83)	(50.6)%	1	0.1%
Tax cost (benefit) of unrecognized losses(5)	14	8.5%	19	2.2%
Other(6)	(26)	(15.8)%	(34)	(4.0)%

Total income tax expense (benefit)	$(84)	(51.2)%	$228	27.0%

ASSETS UNDER MANAGEMENT (AUM)
AUM(7) were $434 billion as at June 30, 2010, compared to $432.6 billion as at December 31, 2009, and $397.5 billion as at June 30, 2009. The increase of $1.4 billion between December 31, 2009 and June 30, 2010 resulted primarily from:
(i)	net sales of mutual, managed and segregated funds of $8.2 billion;

(ii)	business growth of $2.7 billion, mostly in the individual life and wealth businesses;

(iii)	an increase of $2.0 million from the change in value of held-for-trading assets; and

(iv)	an increase of $1.9 billion from a weakening Canadian dollar against foreign currencies relative to the prior period-end exchange rates; partially offset by

(v)	unfavourable market movement of $13.4 billion on mutual, managed and segregated funds.

(3)	“Tax exempt investment income” reflects lower taxes on investment income in the quarter.

(4)	“Increase (decrease) in reserves for uncertain tax positions” includes the tax benefit related to favourable resolution of the litigation in the U.K.

(5)	“Tax cost (benefit) of unrecognized losses” includes the valuation allowance of $23 million discussed above.

(6)	“Other” includes the impact of losses in lower-taxed jurisdictions in the quarter.

(7)	AUM is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.

8 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUM increased $36.5 billion between June 30, 2009 and June 30, 2010. The increase in AUM related primarily to:
(i)	net sales of mutual, managed and segregated funds of $22.7 billion;

(ii)	positive market movements of $22.3 billion on mutual, managed and segregated funds;

(iii)	an increase of $6.6 billion in segregated funds and $1.3 billion in general funds on acquisition of the Lincoln U.K. business;

(iv)	an increase of $4.5 billion from the change in value of held-for-trading assets; and

(v)	business growth of $5.3 billion, mostly in the wealth businesses; partially offset by

(vi)	a decrease of $26.2 billion from the strengthening of the Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $124.9 billion as at June 30, 2010, compared to $120.7 billion a year earlier and $120.1 billion at December 31, 2009. The increase in general fund assets from December 31, 2009, was primarily the result of an increase of $2.0 billion from the change in value of held-for-trading assets and business growth of $2.7 billion mostly in the individual life and annuity businesses in North America.
Total general fund assets increased by $4.2 billion from the June 30, 2009, level of $120.7 billion, with an increase in value of held-for-trading assets of $4.5 billion, business growth of $5.3 billion, including the favourable impact of the acquisition of the Lincoln business in SLF U.K., partly offset by a reduction of $6.8 billion from the strengthening of the Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
Actuarial and other policy liabilities of $87.7 billion as at June 30, 2010 increased by $2.9 billion compared to December 31, 2009, mainly from an increase in the fair value of actuarial liabilities by $2.0 billion and business growth.
Actuarial and other policy liabilities were up by $4.0 billion from the June 30, 2009, amount of $83.7 billion. Business growth including the acquisition of the Lincoln business by SLF U.K. and an increase of $4.5 billion from the impact related to corresponding changes in fair value of held-for-trading assets were partially offset by a reduction of $4.8 billion resulting from the strengthening of the Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
Shareholders’ equity, including Sun Life Financial’s preferred share capital, was $17.9 billion as at June 30, 2010 compared to $17.2 billion as at December 31, 2009. The movement in the first six months of 2010 was mainly from:
(i)	shareholders’ net income of $665 million, before preferred share dividends of $43 million;

(ii)	net proceeds of $274 million from issue of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R;

(iii)	an increase of $136 million from common share issues, primarily from the Canadian Dividend Reinvestment Plan;

(iv)	a net increase in unrealized gains on available-for-sale assets in other comprehensive income (OCI) of $77 million; and

(v)	an increase of $15 million from changes in the value of the Canadian dollar relative to foreign currencies; partially offset by

(vi)	common share dividend payments of $406 million.
During the second quarter of 2010, the Company made an accounting adjustment to correct an error originating with Clarica Life Insurance Company prior to the acquisition of that business in 2002. The net impact of this adjustment was reflected as a decrease of $77 million in retained earnings as at January 1, 2008. Additional information on this adjustment can be found in Note 2 to the Company’s interim Consolidated Financial Statements for the quarter ended June 30, 2010.
As at August 2, 2010, Sun Life Financial Inc. had 569.2 million common shares and 82.2 million preferred shares outstanding.
CASH FLOWS

	Quarterly results		Year to date
($ millions)	Q2’10	Q2’09	2010	2009

Cash and cash equivalents, beginning of period	4,517	7,022	5,865	5,518
Cash flows provided by (used in):
Operating activities	631	1,113	1,320	1,811
Financing activities	125	225	(41)	777
Investing activities	384	248	(1,382)	342
Changes due to fluctuations in exchange rates	191	(481)	86	(321)

Increase in cash and cash equivalents	1,331	1,105	(17)	2,609

Cash and cash equivalents, end of period	5,848	8,127	5,848	8,127
Short-term securities, end of period	3,710	3,073	3,710	3,073

Total cash, cash equivalents and short-term securities	9,558	11,200	9,558	11,200

Net cash, cash equivalents and short-term securities were $9.6 billion as at the end of the second quarter of 2010, compared to $10.6 billion at the end of the first quarter of 2010 and $11.2 billion at the end of the second quarter of 2009.
Cash generated by operating activities was $482 million lower in the second quarter of 2010 than the same period one year ago, primarily due to lower premiums partially offset by a reduced level of policyholder payments. Cash provided by financing activities was $125 million in the second quarter of 2010, compared with $225 million in the second quarter of 2009. The second quarter of 2009 included an issuance of senior debentures for $299 million partly offset by an increased level of shareholder dividends due to timing of payments. Cash used in investing activities in the second quarter of 2010 was $384 million, compared to $248 million from investing activities in the second quarter of 2009. The increase of $136 million was mainly due to an increased level of long-term investing activity. The fluctuation of the Canadian dollar compared to foreign currencies increased cash balances by $191 million in the second quarter of 2010, compared to a decrease of $481 million in the comparable period a year ago.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 9

Cash generated by operating activities was $491 million lower in the first six months of 2010 compared with the same period one year ago with reduced inflows due to decreased premiums only partly offset by a reduced level of policyholder payments. Cash used by financing activities was $41 million in the first half of 2010, compared with cash provided by financing activities of $777 million in the second quarter of 2009. The first half of 2009 included issuances of senior debentures, subordinated debt and unsecured financing totalling $1.1 billion partly offset by increased level of shareholder dividends due to timing of payments. Cash generated by investing activities in the first six months of 2010 was $1.4 billion, compared to cash used of $342 million from investing activities in the second quarter of 2009. The change of $1.7 billion was mainly due to a higher level of long-term investing activity in the first half of 2009. The fluctuation of the Canadian dollar compared to foreign currencies increased cash balances by $86 million in the first six months of 2010, compared to a decrease of $321 million in the comparable period a year ago.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters. A more complete discussion of the Company’s historical quarterly results can be found in the Company’s interim and annual MD&As.

	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08

Common shareholders’ net income (loss) ($ millions)	213	409	296	(140)	591	(213)	129	(396)
Operating earnings (loss) ($ millions)	213	409	296	(140)	591	(186)	(696)	(396)
Basic EPS ($)	0.38	0.72	0.53	(0.25)	1.06	(0.38)	0.23	(0.71)
Diluted EPS ($)	0.37	0.72	0.52	(0.25)	1.05	(0.38)	0.23	(0.71)
Diluted operating EPS ($)	0.37	0.72	0.52	(0.25)	1.05	(0.33)	(1.25)	(0.71)
Total revenue ($ millions)	6,806	6,055	4,993	8,831	8,720	5,028	4,706	2,560
Total AUM ($ billions)	434	435	433	412	397	375	381	389

First quarter 2010
Net income of $409 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. The Company’s acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in the Company’s U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.
Fourth quarter 2009
Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company’s investment portfolio and lower asset reinvestment gains from changes in credit spreads.
Third quarter 2009
The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company’s investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.
Second quarter 2009
Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.
First quarter 2009
The loss of $213 million in the first quarter of 2009 was due to reserve strengthening, net of hedging, related to equity market declines; reserve increases for downgrades on the Company’s investment portfolio; and credit and equity impairments. Excluding after-tax charges of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency, the Company reported an operating loss of $186 million.
Fourth quarter 2008
Net income of $129 million in the fourth quarter of 2008 was significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in CI Financial, the Company reported an operating loss of $696 million.
Third quarter 2008
The loss of $396 million in the third quarter of 2008 was largely driven by deterioration in global capital markets and included asset impairments and credit-related losses of $636 million, and $326 million of charges related to equity market impacts.

10 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS
Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
During the second quarter of 2010 there were no material method and assumption changes. Changes to the Company’s best estimate assumptions related to experience updates are made annually, generally in the third quarter. However, the Company may update other assumptions throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices as well as significant changes to product features.
INVESTMENTS
The Company had total general fund invested assets of $111.9 billion as at June 30, 2010. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets and other invested assets.
Bonds
As at June 30, 2010, the Company held $67.4 billion of bonds, which constituted 60% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 67%, and bonds rated “BBB” or higher represented 96% of the total bond portfolio as at June 30, 2010, unchanged from 96% at December 31, 2009.
Included in the $67.4 billion of bonds, the Company held $14.2 billion of non-public bonds, which constituted 21% of the Company’s overall bond portfolio, compared with $13.2 billion, or 22%, as at December 31, 2009. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 71% of the total bond portfolio as at June 30, 2010, compared to 73% as at December 31, 2009. Total government issued or guaranteed bonds as at June 30, 2010 were $19.5 billion. The Company has no direct exposure to Greece and an immaterial amount of direct exposure to Euro denominated sovereign credits.
The Company’s gross unrealized losses as at June 30, 2010, for available-for-sale and held-for-trading bonds were $0.3 billion and $1.7 billion, respectively, compared with $0.4 billion and $2.4 billion, respectively, as at December 31, 2009. The decrease in gross unrealized losses was largely due to decreases in interest rates partially offset by wider credit spreads and the weakening Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
The Company’s bond portfolio as at June 30, 2010, included $14.2 billion in the financial sector, representing approximately 21% of the Company’s bond portfolio, or 13% of the Company’s total invested assets. This compares to $14.5 billion, or 24% of the Company’s bond portfolio as at December 31, 2009. The $0.3 billion decrease in the value of financial sector bond holdings was the result of sales and maturities partially offset by increases from declining interest rates.
Asset-backed securities
The Company’s bond portfolio as at June 30, 2010, included $4.4 billion of asset-backed securities reported at fair value, representing approximately 7% of the Company’s bond portfolio, or 4% of the Company’s total invested assets. This compares to $4.2 billion as at December 31, 2009. The $0.2 billion increase in the value of asset-backed securities was a combination of net purchases, decreases in interest rates and the weakening Canadian dollar relative to the prior period-end exchange rates partially offset by wider credit spreads.

	June 30, 2010			December 31, 2009
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher

Commercial mortgage-backed securities	2,148	1,901	90.8%	2,219	1,772	92.9%
Residential mortgage-backed securities
Agency	758	800	100.0%	735	768	100.0%
Non-agency	1,248	867	68.7%	1,318	886	80.2%
Collateralized debt obligations	217	146	25.6%	243	169	34.9%
Other(1)	805	668	80.8%	729	571	80.6%

Total	5,176	4,382	84.4%	5,244	4,166	87.5%

(1) Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities.
The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pool. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss given default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is more likely than not to occur, an impairment is recorded.
Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company’s asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 11

In addition, the Company’s asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company’s securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.
Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations.
As at June 30, 2010, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $141 million and $113 million, respectively, together representing approximately 0.2% of the Company’s total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating.
Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.
Mortgages and corporate loans
As at June 30, 2010, the Company had a total of $19.7 billion in mortgages and corporate loans. The Company’s mortgage portfolio of $13.6 billion consists almost entirely of first mortgages.

	June 30, 2010			December 31, 2009
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Canada	7,468	5,393	12,861	7,534	5,175	12,709
United States	6,117	406	6,523	6,185	246	6,431
United Kingdom	53	24	77	57	–	57
Other	–	209	209	–	252	252

Total	13,638	6,032	19,670	13,776	5,673	19,449

A recovery of the commercial real estate market would more than likely lag behind the overall economic recovery and largely be dependent on macroeconomic factors such as job growth and consumer confidence. As occupancy rates and leasing terms continue to decrease, borrowers have been experiencing reduced cash flows resulting in an increase in defaults and problem loans, which have become more wide spread across property types and geographic locations.
The distribution of mortgages and corporate loans by credit quality as at June 30, 2010, and December 31, 2009, is shown in the following tables. As at June 30, 2010, the Company’s mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13 billion, spread across approximately 4,000 loans, an amount consistent with December 31, 2009 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. The Company’s commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with year-end levels. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

	June 30, 2010
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	13,292	5,995	19,287	–	–	–
Past due:
Past due less than 90 days	110	–	110	–	–	–
Past due 90 to 179 days	5	–	5	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	335	61	396	104	24	128

Balance, June 30, 2010	13,742	6,056	19,798	104	24	128

	December 31, 2009
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	13,600	5,649	19,249	–	–	–
Past due:
Past due less than 90 days	30	–	30	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	1	1	–	–	–
Impaired	252	33	285	106	10	116

Balance, December 31, 2009	13,882	5,683	19,565	106	10	116

12 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $268 million as at June 30, 2010, $99 million higher than the December 31, 2009, level for these assets. Impaired mortgages increased by $85 million to $231 million, mainly due to deteriorating conditions in commercial real estate. Approximately 80% of the impaired loans are in the United States.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $3.0 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at June 30, 2010, compared with $2.9 billion as at December 31, 2009. To the extent that an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $3.0 billion for possible future asset defaults on assets in the shareholders’ account excludes provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.
Derivative financial instruments
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

	June 30,	December 31,
($ millions)	2010	2009

Net fair value	145	125
Total notional amount	44,564	47,260
Credit equivalent amount	849	1,010
Risk-weighted credit equivalent amount	6	7

The total notional amount decreased to $44.6 billion as at June 30, 2010, from $47.3 billion as at December 31, 2009, primarily due to a decrease in the notional value of interest rate and equity contracts. The net fair value increased to $145 million in the first six months of 2010 from the 2009 year-end amount of $125 million.
The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
OUTLOOK
The Company is affected by a number of factors which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company’s operations.
Economic uncertainty continued to characterize the environment in the second quarter of 2010. The European debt crisis remained at the forefront, governments around the world began to adopt austerity measures and monetary policies became less supportive. Consumer confidence, housing data and employment figures continue to show signs of weakness in the U.S. The Federal Reserve kept interest rates unchanged and lowered its economic forecast at its most recent rate setting meeting in June. In Canada, although employment data surprised on the upside, housing and retail data suggested weakness ahead. The Bank of Canada raised its target overnight rate twice from 0.25% to 0.75% at its rate setting meetings in June and July, but warned the domestic and global recovery will be slower than it had previously forecast.
The regulatory environment is evolving as governments and regulators develop enhanced requirements for capital, liquidity and risk management practices. In Canada, the Office of the Superintendent of Financial Institutions Canada (OSFI) is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance Company of Canada (Sun Life Assurance), and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun Life Financial Inc. In addition, it is expected that OSFI will change the definition of available regulatory capital for determining regulatory capital to align insurance definitions with any changed definitions that emerge for banks under the proposed new Basel Capital Accord.
OSFI is considering more sophisticated risk-based modeling approaches to Minimum Continuing Capital and Surplus Requirements (MCCSR), which could apply to segregated funds and other life insurance products. In particular, OSFI is considering how advanced modeling techniques can produce more robust and risk-sensitive capital requirements for Canadian life insurers, including internal models for segregated fund guarantee exposures. OSFI expects to issue a draft advisory in the fall of 2010 for public comment which will change the existing capital requirements in respect of new, rather than in-force, segregated fund business (e.g. post 2010 contracts). OSFI is also reviewing internal models for in-force segregated fund guarantee exposures, a review process that is ongoing. OSFI is considering a range of alternatives for in-force business, including a more market-consistent approach and potentially credit for hedging. Although it is difficult to predict how long the process for reviewing in-force segregated fund guarantee exposures will take, OSFI expects the review to continue for several years, likely into 2013. It is premature to draw conclusions about the cumulative impact this process will have on capital requirements for Canadian life insurance companies.
The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital. In particular, the draft advisory on changes to existing capital requirements in respect of new segregated fund business to be issued by OSFI in the fall of 2010 may result in an increase in the capital requirements for variable annuity and segregated fund policies currently sold by the Company in the United States and Canada on and after the date the new rules come into effect. The Company competes with providers of variable annuity and segregated fund products that operate under different accounting and regulatory reporting bases in different countries, which may create differences in capital requirements, profitability and reported earnings on these products that may cause the Company to be at a disadvantage compared to some of its competitors in certain of its businesses. In addition, the final changes implemented as a result of OSFI’s review of internal models for in-force segregated fund guarantee exposures may materially change the capital required to support the Company’s in-force variable annuity and segregated fund guarantee business. Please see the Market Risk Sensitivity and Capital Management and Liquidity sections of this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 13

CAPITAL MANAGEMENT AND LIQUIDITY
Sun Life Financial seeks to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.
Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various regulatory, business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.
Sun Life Assurance, the Company’s principal operating subsidiary in Canada, is subject to the MCCSR capital rules of OSFI. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. With an MCCSR ratio of 210% as at June 30, 2010, Sun Life Assurance exceeded minimum regulatory levels. The MCCSR ratio was unchanged from the first quarter of 2010 and down from the December 31, 2009 ratio of 221%. The decline in the MCCSR ratio from December 31, 2009, was driven primarily by unfavourable capital market impacts and the impact of the 2010 OSFI guideline changes.
Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011. The implementation of IFRS is expected to impact the level of available regulatory capital. Under OSFI’s Advisory on Conversion to International Financial Reporting Standards by Federally Regulated Entities, companies may elect to phase-in the impact of conversion to IFRS on retained earnings for regulatory capital purposes. The impact of IFRS conversion on the MCCSR of Sun Life Assurance, the Company’s principal operating subsidiary, in the initial reporting period is not expected to be material due to the phase-in provisions. Additional information on IFRS is included in this document under “International Financial Reporting Standards”.
Capital is managed both on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial was well above its minimum regulatory levels as at June 30, 2010. As illustrated in the Market Risk Sensitivity section of this document, Sun Life Assurance would remain well above its minimum regulatory levels after a 10% drop in equity markets from June 30, 2010 levels.
The Company’s risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments against established targets.
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in the Company’s 2009 annual MD&A and AIF.
MARKET RISK SENSITIVITY
The Company’s earnings are affected by the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. Differences between the Company’s actual experience and its best estimate assumptions are reflected in its financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company’s net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2010.

14 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2010
Changes in interest rates(1)	Net income ($ millions)	MCCSR(3)

1% increase	100–200	Up to 8 percentage points increase
1% decrease	(275)–(375)	Up to 15 percentage points decrease

Changes in equity markets(2)

10% increase	125–175	Up to 5 percentage points increase
10% decrease	(175)–(225)	Up to 5 percentage points decrease

25% increase	200–300	Up to 5 percentage points increase
25% decrease	(550)–(650)	Up to 15 percentage points decrease

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at June 30, 2010. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.
(2)	Represents the change across all equity markets as at June 30, 2010 for all products, including the variable annuity and segregated fund products discussed below. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
(3)	The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at June 30, 2010.
The equity market risk sensitivities include the impact of providing for the guarantees associated with the segregated fund and variable annuity contracts and are net of the expected mitigation impact of the Company’s hedging programs in effect as at June 30, 2010 and include new business added and product changes implemented during the quarter.
Approximately 75% to 85% of the Company’s sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company’s Corporate business segment, which provide benefit guarantees linked to underlying fund performance. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds.
The following table provides select information with respect to the guarantees provided in the Company’s variable annuity and segregated fund businesses.

	June 30, 2010
($ millions)	Fund value	Amount at risk	Value of guarantees	Actuarial liabilities

SLF Canada	10,884	771	10,846	381
SLF U.S.	21,678	3,657	25,109	1,104
Run-off reinsurance	2,919	873	2,933	530

Total	35,481	5,300	38,888	2,015

	December 31, 2009
($ millions)	Fund value	Amount at risk	Value of guarantees	Actuarial liabilities

SLF Canada	10,796	539	10,380	215
SLF U.S.	21,069	3,006	23,944	675
Run-off reinsurance	3,049	811	2,930	452

Total	34,915	4,356	37,254	1,342

For guaranteed lifetime withdrawal benefits, the “value of guarantees”, shown above, is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date. The “amount at risk” shown above represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. The “actuarial liabilities” represent management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.
The amount at risk and actuarial liabilities at June 30, 2010, increased from December 31, 2009, primarily due to equity market movement. Fund values and the value of guarantees increased slightly over the first six months due to new business and changes in the foreign exchange rate, while the fund value was adversely impacted by equity market movement.
The ultimate cost of providing for the guarantees in respect of the Company’s segregated fund and variable annuity products is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 15

described in the Risk Factors section in the Company’s 2009 AIF, which may result in negative impacts on net income and capital. The Company has implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk.
As at June 30, 2010, approximately 90% of the Company’s total segregated fund and variable annuity contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces the Company’s net income sensitivity to equity market declines from segregated fund and variable annuity products by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of the equity exposure related to these contracts is hedged. For those segregated fund and variable annuity contracts in the equity hedging program, the Company generally hedges the fair value of expected future net claims costs and a portion of the policy fees. The following table illustrates the impact of the Company’s hedging program related to its sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund products only.

June 30, 2010
($ millions)	10% decrease(1)	25% decrease(1)

Before hedge	(400)–(450)	(1,075)–(1,175)
Hedge impact	225–275	575–675

Net of hedging	(150)–(200)	(450)–(550)

(1)	Represents the respective change across all equity markets as at June 30, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
Market risk sensitivity – Additional cautionary language and key assumptions
The Company’s market risk sensitivities are forward-looking non-GAAP estimates. These are measures of the Company’s estimated net income and capital sensitivities to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices and business mix in place as at June 30, 2010. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as at June 30, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as at the June 30, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
The sensitivities are based on financial reporting methods and assumptions in effect as at June 30, 2010. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.
Additional relevant information is provided in the Outlook, Critical accounting policies and estimates, and Risk Management sections in the Company’s 2009 annual MD&A and in the Risk Factors section in the Company’s 2009 AIF.
LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in the Company’s 2009 Consolidated Financial Statements, annual MD&A and AIF.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the requirements of the Canadian Accounting Standards Board, Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011, with comparatives for the prior year. The Company’s conversion to IFRS is on track and progressing according to plan. The following describes the status of the key elements of the Company’s IFRS changeover plan and provides an assessment of the impact of the conversion to IFRS based on the Company’s opening IFRS balance sheet work completed to date.

16 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY ELEMENTS AND MILESTONES
STATUS

   Education and training
•	Provide technical training to staff and management responsible for the production and interpretation of financial statements by Q4 2009

•	Provide regular IFRS training sessions and periodic project updates to the Company’s Board of Directors and its Audit Committee

•	Provide training for staff, management and the Board of Directors on new international financial reporting standards as they become finalized

•	Determine communications requirements for external stakeholders by Q2 2010

•	Technical training of staff and management was completed by Q4 2009

•	Training sessions and regular project updates have been provided to the Company’s Board of Directors and its Audit Committee since Q2 2008

•	Ongoing training will continue through implementation

•	An information program on the impact of IFRS is being developed for external stakeholders and information sessions are being planned for the second half of 2010

   Accounting policy changes and financial reporting
•	Identify and document policy differences between Canadian GAAP and IFRS by Q4 2009

•	Assess the presentation and disclosure requirements under IFRS and develop pro forma financial statements and key note requirements by Q2 2010

•	Address interim and annual MD&A disclosure requirements for IFRS

•	Prepare an opening balance sheet under IFRS as at January 1, 2010, and quarterly 2010 comparatives for reporting commencing in 2011
•	Key accounting policy differences between Canadian GAAP and IFRS have been identified and documented. Various IFRS standards continue to be assessed and final decisions on accounting policy choices will continue throughout 2010

•	Pro forma financial statements, including major notes requirements have been developed

•	Processes for periodic external reporting are in place

•	The Company has commenced the preparation of its 2010 comparative financial statements on an IFRS basis

   Information technology and data systems
•	Identify the impacts on the Company’s general ledger and accounting feeder systems as a result of the accounting policy and presentation changes under IFRS by Q4 2009

•	Ensure that IFRS systems remain compliant throughout the transition and implementation phase

•	Assess the impact, and make modifications where necessary to data systems and reporting and analysis tools outside the general ledger and accounting feeder systems

•	Changes to existing systems have been developed, tested and implemented

•	Process and system controls that apply in the current Canadian GAAP production environment remain in place, and where applicable controls have been modified and/or added as required to manage the IFRS conversion

•	Ongoing monitoring of accounting and general ledger systems and development of systems outside the general ledger and accounting feeder systems will continue throughout 2010

    Impact on business activities
•	Review all products and lines of business to determine the impact of the conversion to IFRS on reported profitability, pricing, product design and asset-liability management by Q3 2009

•	Review all loan and credit facility documents to ensure compliance under IFRS by Q3 2010

•	Determine the impact of IFRS changes on capital requirements
•	The Company has substantially completed its review of the impact of IFRS on products and lines of business. The implementation of IFRS on January 1, 2011 is not expected to have a material impact on the Company’s business activities. The Company is monitoring developments with respect to future accounting changes, which may have a more significant impact on its business activities

•	Covenants within existing credit facilities have been reviewed internally with no breaches identified

•	The insurance industry is in dialogue with OSFI to determine the impact of IFRS on capital requirements

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 17

KEY ELEMENTS AND MILESTONES
STATUS

Disclosure controls and procedures and internal control over financial reporting
•	Identify IFRS policy and related process changes for 2011 reporting (and 2010 comparatives) and assess necessary modifications to the Company’s processes and reports

•	Review all key control and processes in the Company’s internal control over financial reporting (ICFR) and its disclosure controls and procedures (DC&P) under IFRS to ensure the integrity of reporting by Q4 2010
•	The Company’s existing ICFR and DC&P have been maintained and additional controls and sign-off processes have been established for the preparation of 2010 comparative financial statements. The Company does not expect IFRS to have a significant impact on its current ICFR and DC&P

•	The Company’s ICFR and disclosure controls and processes have been reviewed in light of IFRS policy and related process changes. The required changes to the Company’s ICFR and DC&P will be implemented in Q4 2010. The Company’s certifying officers plan to complete the design, and initially evaluate the effectiveness of these controls in Q4 2010

The Company is in the process of compiling and analyzing its opening balance sheet prepared in accordance with IFRS as of January 1, 2010, which will be required for comparative purposes in 2011. In its 2009 annual MD&A, the Company identified the expected changes resulting from the implementation of IFRS that could have a significant impact on the Company’s financial statements. The key impacts on the Company’s opening IFRS balance sheet that have been identified to date, as well as certain expected impacts on the Company’s net income under IFRS are set out below. These items do not represent a complete list of all changes that will occur as a result of the Company’s transition to IFRS and should be read in conjunction with the Company’s 2009 annual MD&A. Accounting policy choices may be subject to change.
Contract classification and measurement
Under IFRS, contract classification determines the accounting and measurement basis. For the Company, existing life, health and annuity policies will be classified as either insurance contracts, investment contracts or service contracts. The majority of the Company’s general fund contracts will retain their classification as insurance contracts under IFRS (representing greater than 90% of the current Canadian GAAP insurance liabilities). The measurement basis for these amounts reported as “actuarial and other policy liabilities” will remain the same as under Canadian GAAP until the adoption of a comprehensive new standard on insurance contracts, which is expected to be applicable no earlier than 2013.
Measurement differences will arise on certain existing policies which will be classified as investment contracts under IFRS. A significant component of the Company’s general fund investment contract balance under IFRS relates to three series of medium-term notes (MTNs) issued by the Company in 2005 and 2006, which mature in 2010, 2011 and 2013. The first series of MTNs matured and were repaid in full on July 6, 2010. The impact from measurement differences on transition to IFRS is not expected to be material. However, until the MTNs mature, SLF U.S. may experience additional earnings volatility as differences between the fair value of the assets and the fair value of the liabilities in the MTN program are reflected in the Company’s reported net income.
The measurement of insurance contracts and investment contracts within the Company’s segregated funds will remain the same under IFRS.
Goodwill
Impairment testing of goodwill will be conducted at a more granular level known as the “cash generating unit” (CGU) under IFRS compared to the testing at a “reporting unit” level for Canadian GAAP (e.g. both fixed annuities and variable annuities are CGUs within SLF U.S.). The determination of a CGU is based primarily on the cash inflows generated. The impairment test for goodwill compares the fair value of a CGU to its carrying value. If the fair value of the CGU exceeds its carrying value, its goodwill is deemed not to be impaired. Conversely, if the carrying value exceeds the fair value of the CGU, the deficiency is considered to be evidence of impairment.
The Company anticipates that it will record a net goodwill impairment charge of approximately $1.7 billion, to be recognized in opening retained earnings upon transition to IFRS. This impairment relates to a portion of the goodwill recorded on the acquisitions of Keyport Life Insurance Company in the United States in 2001 and Clarica Life Insurance Company in Canada in 2002. This impairment charge reflects the application of IFRS standards as well as the continuing impact of the economic environment.
The impairment of goodwill is a non-cash item and will not impact the level of regulatory capital for the Company as existing goodwill is already deducted from available capital for regulatory purposes in the calculation of the MCCSR for Sun Life Assurance.
Share-based payments
Certain share-based payment awards granted to employees of MFS are currently treated as equity-settled awards and are measured at fair value at the date of grant under Canadian GAAP. These awards will be recognized as cash-settled liabilities under IFRS and will be re-measured at fair value at each reporting date, until the awards are settled in cash or expire. The current Canadian GAAP basis provides a comparable compensation expense between reporting periods because the expense is fixed at the grant dates. The expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares (including dividends), thereby potentially increasing net income volatility.
Other share-based plans of the Company and its subsidiaries are considered equity settled awards and will not result in material accounting differences under IFRS.

18 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life ExchangEable Securities (SLEECS)
Under IFRS, all financial instruments that contain a conversion feature to common shares must be included in the calculation of diluted earnings per share, irrespective of the likelihood of conversion. Certain innovative Tier 1 instruments issued by the Company (SLEECS Series A and SLEECS Series B) contain features which enable the holder to convert their securities into common shares under certain circumstances. The impact of including these financial instruments in the calculation of the Company’s diluted EPS will be a reduction in EPS of approximately $0.03 per quarter. If the SLEECs Series A are redeemed at their par call date in 2011, the ongoing reduction on diluted EPS is expected to be reduced to $0.01 per quarter.
Hedge accounting
Certain hedging strategies of the Company may be impacted by changes under IFRS, which include new criteria for the application of hedge accounting and changes to effectiveness testing and measurement of hedging relationships. For example, IFRS does not permit the critical terms matching method for the assessment of hedge effectiveness. As a result, hedge ineffectiveness will be reflected in reported net income.
Consolidation and presentation
IFRS requires the consolidation of certain securitized off-balance sheet structures, which did not previously require consolidation under Canadian GAAP. It is anticipated that some off-balance sheet investment structures including collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, totalling approximately $900 million in assets, with an offsetting liability, will be consolidated under IFRS. The impact on opening net equity is expected to be minimal.
In addition, segregated fund assets and liabilities, which were required to be separately presented under Canadian GAAP, will now be included within the Company’s total assets and total liabilities. The Company will continue to distinguish these assets and liabilities from other general fund assets and liabilities.
IFRS 1 – First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and applies at the time of changeover. IFRS 1 provides for optional exemptions to the general rule of retrospective application of IFRS. These optional exemptions include:
(i)	the option to reset all cumulative foreign currency translation differences to zero through retained earnings at transition;

(ii)	the option not to restate the accounting for business combinations on acquisitions prior to transition; and

(iii)	the option to recognize through retained earnings at transition all cumulative unrecognized actuarial gains and losses on defined benefit plans under Canadian GAAP.
While the Company has not finalized certain decisions, it currently anticipates making these IFRS elections under items (i) and (ii); however, the decision on defined benefit plans continues to be reviewed.
Future accounting standards
On July 30, 2010 the International Accounting Standards Board issued an exposure draft for comment, which sets out measurement changes on insurance contracts. The Company is in the process of reviewing the exposure draft, however it is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences from current provisions in Canadian GAAP, which will in turn have a significant impact on the Company’s business activities and volatility of its reported results. Changes from this exposure draft are expected to be finalized and applicable no earlier than 2013.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with Canadian GAAP.
There were no changes in the Company’s internal control over financial reporting during the period beginning on April 1, 2010, and ended on June 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with Canadian GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to Canadian GAAP measures are included in the Company’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports – Year-end Reports.
Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 19

operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM; and (v) the value of new business, which is used to measure overall profitability and is based on actuarial amounts for which there are no comparable amounts under Canadian GAAP.
Estimated 2010 adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable Canadian GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on reported net income in 2010.
The following table sets out the items that have been excluded from the Company’s operating earnings and provides a reconciliation to the Company’s earnings based on Canadian GAAP.

	Quarterly results
($ millions)	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08

Reported earnings (Canadian GAAP)	213	409	296	(140)	591	(213)	129	(396)
After-tax gain (loss) on special items
Gain on sale of interest in CI Financial	–	–	–	–	–	–	825	–
Restructuring costs to reduce expense levels	–	–	–	–	–	(27)	–	–

Total special items	–	–	–	–	–	(27)	825	–

Operating earnings	213	409	296	(140)	591	(186)	(696)	(396)

FORWARD-LOOKING INFORMATION
Certain information in this document, including information relating to the Company’s strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings of Estimated Adjusted Earnings from Operations, Outlook and Market Risk Sensitivity, or that includes words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation, regulations and guidelines, including tax laws; changes in regulatory capital requirements including regulatory capital required for segregated funds and variable annuities; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

20 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS